FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF): nº 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 04, 2012

1.         DATE, TIME AND PLACE: On the fourth day of June, 2012, at 10:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, at the capital of State of São Paulo.

2.         MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.         CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the entirety of the exercising members.

4.         AGENDA: (i)  Increase of the capital stock of the Company upon the issuance of preferred shares, in compliance with the Company’s Stock Option Plan, subject to the limit of the authorized capital; (ii)  Registry of the resignation of José Antônio de Almeida Filippo, from the position of member of the Company’s Stock Option Plan Committee.

5.         RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by majority vote to:

5.1.        As a consequence of the exercise of the stock purchase options Series A3 Silver and Gold under the Company’s Stock Purchase Option Plans (“Plan”), approved at the Annual General Shareholders Meeting held on December 20, 2006, resolved to approve, upon due observance of the Company’s authorized capital limit, pursuant to Section 6 of the Company’s Bylaws, the increase of the Company’s capital in the amount of twelve million, three hundred thirty-one thousand, four hundred and two Brazilian Reais and eighty four cents (R$12.331.402,84), through the issuance of eight hundred ninety-seven thousand, four hundred ninety-eight (897.498) preferred shares, of which: (i) four hundred forty-eight thousand, seven hundred forty-one (448.741) preferred shares, at the issuing price of twenty-seven Brazilian Reais and forty-seven cents (R$27.47) per share, in accordance with the Plan, totaling the amount of twelve million, three hundred twenty-six thousand, nine hundred and fifteen Brazilian Reais and twenty seven cents (R$12,326,915.27), concerning the exercise of Series A3 Silver; (ii)  four hundred forty-eight thousand, seven hundred fifty-seven (448.757) preferred shares, at the issuing price of one cent (R$0.01) per share, in accordance with the Plan, totaling the amount of four thousand, four hundred and eighty-seven Brazilian Reais and fifty seven cents (R$4,487.57), concerning the exercise of Series A3 Gold. The preferred shares, as of their issuing, shall equally share all of the benefits of the existing preferred shares, according to the Company’s Bylaws.

5.1.1   As a result of the resolution approved above, the Company capital is changed from six billion, six hundred and eighty-nine million, two hundred thirty nine thousand, six hundred forty-three Brazilian Reais and forty one cents (R$6,689,239,643.41) to six billion, seven hundred and one million five hundred and seventy-one thousand, forty-six Brazilian Reais and twenty five cents (R$6,701,571,046.25) fully subscribed and paid in, divided into two hundred sixty-three million, forty-eight thousand, four hundred fifty-nine (263,048,459) shares of no par value, of which ninety-nine million six hundred seventy-nine thousand, eight hundred fifty-one (99,679,851) are common shares and one hundred sixty-three million, three hundred sixty-eight thousand, six hundred and eight (163,368,608) are preferred shares.

5.2.        Register the resignation of Mr. José Antônio de Almeida Filippo from the position of member of Company’s Administration Stock Purchase Options Plans Committee.

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APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, June 04, 2012. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending Directors: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Arnaud Strasser, Ulisses Kameyama, Fabio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira and Cândido Botelho Bracher. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

Renata Catelan P. Rodrigues

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 05 , 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.